FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q3 2014 Earnings Presentation.

2

3rd Quarter 2014 Earnings Webcast November 6, 2014

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation
Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates.
These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report
on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

3 Contents Q3 2014 Results Financial Situation Summary 1 2 3

Revenues of ARS 38.2 bn (+58% vs. Q3 2013)
Crude oil production 246.0 Kbbl/d (+4.6%)
Natural gas production 44.9 Mm3/d (+26.1%)
Crude processed 299 Kbbl/d (+2.4%)
Operating Income was ARS 8 bn (+134%)
Net Income was ARS 3.2 bn (+127%)
Total Capex was ARS 13.8 bn (+72%)
Q3 2014 Results Highlights
Adj. EBITDA
(1)
reached ARS 13.5 bn (+105%)
Operating Cash Flow topped 18.2 bn (+95%)
(1) See description of Adj. EBITDA in footnote (2) on page 5
Solid demand, market share:
gasoline 58% and diesel 59%

Volume and sales growth resulted in margin expansion.
Adj. EBITDA grew by 38% and Operating Income by 58% y-o-y.
Revenues
(1)
(MUSD)
Operating Income
(1)
(MUSD)
Adj. EBITDA
(1) (2)
(MUSD)
(1) YPF financial statement values in IFRS converted to USD using average FX of 5.6 and 8.3 for Q3 2013 and Q3 2014, respectively.
(2) Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets.
+6%
+58% +38%
Q3 2014 Results Expressed in US Dollars
619
975
Q3 2013 Q3 2014
1,182
1,632
Q3 2013 Q3 2014
4,355
4,632
Q3 2013 Q3 2014

In millions of ARS
Q3 2014 Operating Income
Higher revenues fueled Operating Income increase of 134% in Q3 2014.
6
3,444
8,044
13,965
397
-3,830
-2,477
-2,255
-1,173
-27
Q3 2013 Revenues Others
expenses
Other costs
of sales
Purchases DD&A SG&A Exploration
expenses
Q3 2014

7 Q3 2014 Operating Income Continued solid performance across both business segments. In millions of ARS 3,444 8,044 2,330 2,328 -58 Q3 2013 Downstream Upstream Administration & Others Q3 2014

Q3 2014 Upstream Results
Upstream Operating Income reached ARS 4.5 bn (+109%) due to higher revenues driven by the increase in production and prices.
In million of ARS
(1) Includes ARS 415 millions of other expense (ARS 359 million derived from the sale to Sinopec of a 30% stake in the concession extension in La Ventana), ARS -27 million of
Exploration Expenses, ARS -17 million of SG&A and ARS -3 million of Purchases.
1
2,135
4,463
8,394
368
-3,515
-1,943
-976
Q3 2013 Revenues Other expenses Production costs DD&A Royalties Q3 2014

Crude oil production
(1)
(Kbbl/d)
Natural gas production
(1)
(Mm³/d)
Q3 2014 Upstream Results –
Production
Total production
(1)
(Kboe/d)
+4.6%
+26.1% +15.4%
Total y-o-y production growth of 15.4%: 4.6% in crude oil and 26.1% in natural gas
(1) Q3 2014 includes production of YSUR and Puesto Hernández acquired in Q1 2014.
496.5
573.0
Q3 2013 Q3 2014
36
44.9
Q3 2013 Q3 2014
235.1
246.0
Q3 2013 Q3 2014

Q3 2014 Upstream Results –
Production
Crude oil production
(kbbl/d)
Natural gas production
(Mm³/d)
Continuous growth in tight gas and shale oil.
Tight gas production is more than 10% of total natural gas production.
YSUR + Puesto Hernández Tight + Shale Conventional
226.3
228.2
235.1
239.3
241.6
240.9
31.4
33.0
35.6
35.5
37.2
43.5
246.0
1.3
6.0
5.9
0.7
0.7
0.9
2.3
3.1
3.8
5.5
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14
6.0
13.6
13.3
4.2
5.4
7.9
9.5
6.4
6.8
9.5
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14
44.9

Q3 2014 Upstream Results –
Tight gas update
Loma La Lata (121 km – 29,900 acres)
Objective: Lajas formation
Rincón del Mangrullo (183 km - 45,200 acres)
Objective: Mulichinco formation
• Invested over USD 540 million
• 69 wells drilled
• 56 producing wells
• 4 active drilling rigs
• 8 / 10 stage fracs per well
• Depth (TVD):  2,600 / 2,800 m
• Invested over USD 173 million
• 29 wells drilled
• 28 producing wells
• 3 active drilling rigs
• 2 stage fracs per well
• Depth (TVD):  1,600 / 1,800 m
Natural gas production (Mm3/d)
Natural gas production (Mm3/d)
(1) Refers to Lajas prospective area called “Segmento 5” in Loma La Lata block.
0.7
0.6
0.6
0.6
0.6 0.6
0.9
1.5
2.2
2.4
2.6
2.7
2.9
2.6
3.5
3.8
3.9
4.2
4.1
0.04
0.04
0.05
0.09
0.16
0.18
0.69
0.90
1.01
2
1
2

Q3 2014 Upstream Results –
Shale Update
Good progress in the shale gas pilot in El Orejano, with continuous drilling activity.
Horizontal and vertical wells under evaluation showing good behavior.
Two drilling rigs exploring and delineating new unconventional blocks during Q3 2014.
Unconventional Center of Excellence and YTEC continued progress in understanding the subsurface.
After only 2 years, Loma Campana has become the 2nd largest oil producing field in Argentina.
Encouraging productivity in the latest horizontal shale oil wells entering production in Loma Campana.
Promising reduction in horizontal well drilling time through the application of latest technologies.
Vertical shale oil wells drilled in Loma Campana´s sweet spot are producing at or above forecasted type well curve, with decreasing drilling & completion costs.
Total Gross Production (Kboe/d)
5.9
7.9
9.8
13.3
17.3
18.6
23.2
31.9
Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14

Q3 2014 Downstream Results
Downstream Operating Income grew 152% to ARS 3.9 bn in Q3 2014, due to higher revenues and lower increase in purchases.
In millions of ARS
1,534
3,864
12,583
-7,981
-1,086
-843 -266
-77
Q3 2013 Revenues Purchases Production
costs
SG&A DD&A Other
expenses
Q3 2014

2.4%
Crude processed
(kbbl/d)
Domestic sales of refined products
(Km 3 )
+2.6%
Q3 2014 Downstream Results -
Sales
+3.3%
+5.4%
Refinery utilization reached 94% helped by lighter crude coming from unconventional production.
Imported volumes of diesel dropped 36% against Q3 2013.
4,188
4,297
Q3 2013 Q3 2014
Others
LPG
Fuel Oil
JP1
Gasoline
Diesel
292
299
Q3 2013 Q3 2014

Q3 2014 Refined Products Demand
Monthly Gasoline and Diesel Sales
(1)
(Km3)
Brand recognition; solid demand based on slight market share growth.
Gasoline and Diesel Market Share
(1)
(Km3)
(1) Source: Argentine Secretariat of Energy (SEN)
2014 2013 2012
2012
2013
2014
800
850
900
950
1,000
1,050
1,100
January February March April May June July August September
January February March April May June July August September

Q3 2014 Capex
(1)
(1) Economic capex figures as expressed in Note 2.g of Q3 2014 YPF financial statements.
(2) Active rigs at end of period.
+71.6%
In millions of ARS
13,776
Downstream
Upstream
Progress of the new coke unit
at the La Plata Refinery and
other multi-year projects
Neuquina basin: Loma Campana,
Rincón del Mangrullo, Aguada
Toledo and Chachahuen
Golfo San Jorge basin:
Manantiales Behr, El Trébol and
Los Perales
Drilling
rigs
(2)
+200%
25
36
42
46
52
58
63
65
69
73
75
8,028
Upstream
Downstream
Others
Q3 2013 Q3 2014

Contents Q3 2014 Results Financial Situation Summary 1 2 3 17

(1) Effective spendings in fixed asset acquisitions during the quarter.
(2) Includes effect of changes in exchange rates.
(3) Net debt to Adj. EBITDA calculated in USD, Net debt at period end FX of 8.4 and Adj. EBITDA LTM at average LTM of 7.5; 3,967 / 5,273 = 0.75.
Q3 2014 Cash Flow From Operations
Self financed Q3 2014 capex; Cash Flow From Operations grew ARS 9 bn against Q3 2013.
Sound capital structure; Net Debt / Adj. EBITDA LTM down to 0.75x
(3)
.
+95%
Consolidated statement of cash flows
(in million of ARS)
Cash flow from operations
(in million of ARS)
9,356
18,249
Q3 2013 Q3 2014
11,448
15,873
18,249
-13,579
-245
Cash at the
beginning of Q3 2014
Cashflow from
operations
Capex (1) Net financing (2) Cash at the end of
Q3 2014

Peso denominated debt 32%
Financial debt amortization schedule
(1) (2)
(MUSD)
Average interest rates of 6.64%
in USD and 25.10%
in ARS
(1) As of September 30, 2014, does not include consolidated companies / (2) Converted to USD using September 30, 2014 FX of 8.4
Cash position covers debt maturities for next 18-months.
Continued to extend average life of debt.
Financial Situation Update
1
Trade facilities
Term Loans
Average life of almost 4
years
Senior Bonds
and Notes
1,751
Cash Q4 2014 2015 2016 2017 2018 2019 2020+
10%
11%
79%

Contents Q3 2014 Results Financial Situation Summary 1 2 3 20

Summary
Continued to improve results and expand margins
Increased oil & gas production by 15.4%, with an impressive 26%
growth in natural gas; shale and tight already represent 8% of total hydrocarbon production
Announced 3
rd
shale pilot project with Petronas
Strong brand recognition allowed an increase in demand based on market share growth; lowering imports
Free Cash Flow positive in Q3 2014, increased cash and
lowered leverage ratios to 0.75x Net Debt to Adj. EBITDA

3 rd Quarter 2014 Earnings Webcast Questions and Answers

3rd Quarter 2014 Earnings Webcast November 6, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 6, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer